Exhibit 99.1

Futu Announces Fourth Quarter and Full Year 2023 Unaudited Financial Results

HONG KONG, March 14, 2024 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter and Full Year 2023 Operational Highlights

•	Total number of paying clients[1] increased 15.0% year-over-year to 1,710,106 as of December 31, 2023.

•	Total number of registered clients[2] increased 10.2% year-over-year to 3,561,966 as of December 31, 2023.

•	Total number of users[3] increased 10.5% year-over-year to 21.6 million as of December 31, 2023.

•	Total client assets increased 16.3% year-over-year to HK$485.6 billion as of December 31, 2023.

•	Daily average client assets were HK$470.3 billion in the fourth quarter of 2023, an increase of 22.8% from the same period in 2022.

•	Total trading volume in the fourth quarter of 2023 decreased by 12.5% year-over-year to HK$956.6 billion, in which trading volume for U.S. stocks was HK$704.6 billion, trading volume for Hong Kong stocks was HK$237.7 billion, and trading volume for stocks under the Stock Connect was HK$10.7 billion. Total trading volume in 2023 declined 12.8% year-over-year to HK$4.2 trillion.

•	Daily average revenue trades (DARTs)[4] in the fourth quarter of 2023 declined 22.2% year-over-year to 369,729. DARTs in 2023 declined 27.2% year-over-year to 428,745.

•	Margin financing and securities lending balance increased 24.2% year-over-year to HK$33.1 billion as of December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Total revenues increased 4.1% year-over-year to HK$2,373.3 million (US$303.8 million).

•	Total gross profit increased 0.1% year-over-year to HK$1,939.8 million (US$248.3 million).

•	Net income decreased 8.6% year-over-year to HK$876.4 million (US$112.2 million).

•	Non-GAAP adjusted net income[5] decreased 6.3% year-over-year to HK$950.5 million (US$121.7 million).

Full Year 2023 Financial Highlights

•	Total revenues increased 31.4% year-over-year to HK$10,008.4 million (US$1,281.3 million).

•	Total gross profit increased 28.0% year-over-year to HK$8,472.2 million (US$1,084.7 million).

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users with one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

•	Net income increased 46.2% year-over-year to HK$4,278.9 million (US$547.8 million).

•	Non-GAAP adjusted net income increased 45.9% year-over-year to HK$4,569.8 million (US$585.1 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “In 2023, we added over 220 thousand paying clients, bringing the total number of paying clients to 1.7 million, up 15.0% year-over-year. We acquired over 59 thousand paying clients in the fourth quarter, down 8.6% quarter-over-quarter. In Hong Kong, client acquisition trended down due to sluggish Hong Kong stock market performance. In Singapore, client acquisition sustained the momentum in the third quarter as clients continued to demonstrate heightened interest in money market funds. Our efforts to reduce friction in the account opening process, combined with targeted marketing, led to an increase in client acquisition in Japan towards year-end, which further accelerated in the first quarter owing to the Japan stock market's exceptional performance. We officially launched our brokerage business in Malaysia on February 26th, 2024. Leveraging the high brand awareness we garnered in the region through our rapid share gain in Singapore, we added over 30,000 clients within just one week of official launch, the fastest growth we have seen in any new market. Overall, we saw strong paying client growth across all markets in the first quarter as U.S. equities continued to post new highs and sentiments around Chinese equities rebounded. We are confident about client acquisition in 2024 and are guiding for 350 thousand net new paying clients.”

“Total client assets increased by 16.3% year-over-year and 3.7% quarter-over-quarter to HK$485.6 billion, driven by robust net asset inflow across all regions and market appreciation of our clients’ U.S. stock holdings. Notably, client assets in Singapore grew 25% sequentially as we continued to attract higher quality clients with our richer product portfolio and growing brand awareness. Margin financing and securities lending balance increased by 2.1%.”

“Total trading volume decreased by 12.2% quarter-over-quarter to HK$956.6 billion. Hong Kong stock trading volume fell by 12.8% sequentially to HK$237.7 billion against weak market performance. U.S. stock trading volume declined by 12.4% quarter-over-quarter to HK$704.6 billion due to lower turnover of the key U.S. technology names, partially offset by resilient trading turnover of leveraged and inverse ETFs.”

“Wealth management asset balance was HK$57.6 billion, up 82.3% year-over-year and 10.9% quarter-over-quarter. Clients’ bond holdings jumped by over 60% sequentially given robust demand for U.S. Treasury bills. In Hong Kong, we enriched our structured note offerings for professional investors. In Singapore, we entered into an exclusive distribution agreement with Fullerton Fund Management for its SGD-denominated money market fund, the first and only SGD T+0 money market fund for retail investors in Singapore.”

“We had 414 IPO distribution and IR clients as of quarter end, up 24.3% year-over-year. We underwrote 37 Hong Kong IPOs in 2023 and ranked first among all brokers, according to Wind. In the quarter, we acted as joint bookrunners for several high-profile HK IPOs, including those of J&T Express and UBTech.”

Fourth Quarter 2023 Financial Results

Revenues

Total revenues were HK$2,373.3 million (US$303.8 million), an increase of 4.1% from HK$2,280.7 million in the fourth quarter of 2022.

Brokerage commission and handling charge income was HK$904.0 million (US$115.7 million), a decrease of 13.8% from the fourth quarter of 2022. This was mainly due to lower trading volume.

Interest income was HK$1,331.9 million (US$170.5 million), an increase of 17.1% from the fourth quarter of 2022. The increase was mainly driven by higher interest income from bank deposits and higher margin financing income due to an increase in daily average margin balance.

Other income was HK$137.3 million (US$17.6 million), an increase of 45.6% from the fourth quarter of 2022. The increase was primarily attributable to higher fund distribution service income.

Costs

Total costs were HK$433.5 million (US$55.5 million), an increase of 26.7% from HK$342.2 million in the fourth quarter of 2022.

Brokerage commission and handling charge expenses were HK$59.2 million (US$7.6 million), a decrease of 7.5% from the fourth quarter of 2022. This decline was roughly in line with the decrease of our brokerage commission and handling charge income.

Interest expenses were HK$270.8 million (US$34.7 million), an increase of 48.8% from the fourth quarter of 2022. The increase was primarily due to higher expenses associated with our securities borrowing and lending business and higher margin financing interest expenses.

Processing and servicing costs were HK$103.5 million (US$13.3 million), an increase of 7.6% from the fourth quarter of 2022. The increase was primarily due to higher cloud service fee for new markets and higher system usage fee.

Gross Profit

Total gross profit was HK$1,939.8 million (US$248.3 million), an increase of 0.1% from HK$1,938.5 million in the fourth quarter of 2022. Gross margin was 81.7%, as compared to 85.0% in the fourth quarter of 2022.

Operating Expenses

Total operating expenses were HK$916.0 million (US$117.3 million), an increase of 12.0% from HK$817.9 million in the fourth quarter of 2022.

Research and development expenses were HK$363.1 million (US$46.5 million), an increase of 8.6% from the fourth quarter of 2022. This was primarily due to an increase in research and development headcount to support new product offerings in new markets, though the magnitude of the headcount growth decelerated throughout 2023.

Selling and marketing expenses were HK$182.5 million (US$23.4 million), an increase of 19.2% from HK$153.1 million in the fourth quarter of 2022. This was driven by a 41% year-over-year increase in net new paying clients, offset by lower client acquisition costs.

General and administrative expenses were HK$370.4 million (US$47.4 million), an increase of 12.1% from the fourth quarter of 2022. The increase was primarily due to an increase in general and administrative personnel, partially offset by lower professional service fees.

Income from Operations

Income from operations decreased by 8.6% to HK$1,023.8 million (US$131.1 million) from HK$1,120.7 million in the fourth quarter of 2022. Operating margin declined to 43.1% from 49.1% in the fourth quarter of 2022.

Net Income

Net income decreased by 8.6% to HK$876.4 million (US$112.2 million) from HK$958.7 million in the fourth quarter of 2022. Net income margin for the fourth quarter of 2022 declined to 36.9% from 42.0% in the year-ago quarter.

Non-GAAP adjusted net income decreased by 6.3% to HK$950.5 million (US$121.7 million) from the fourth quarter of 2022. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$6.40 (US$0.82), compared with HK$6.88 in the fourth quarter of 2022. Diluted net income per ADS was HK$6.31 (US$0.81), compared with HK$6.80 in the fourth quarter of 2022. Each ADS represents eight Class A ordinary shares.

Full Year 2023 Financial Results

Revenues

Total revenues were HK$10,008.4 million (US$1,281.3 million), an increase of 31.4% from HK$7,614.0 million in 2022.

Brokerage commission and handling charge income was HK$3,944.8 million (US$505.0 million), a decrease of 1.6% from HK$4,007.6 million in 2022. This was mainly due to lower trading volume, largely offset by higher blended commission rate.

Interest income was HK$5,536.4 million (US$708.8 million), an increase of 72.2% from HK$3,214.3 million in 2022. The increase in interest income was mainly driven by higher interest income from bank deposits and securities borrowing and lending business.

Other income was HK$527.2 million (US$67.5 million), an increase of 34.5% from HK$392.1 million in 2022. The increase was primarily attributable to higher fund distribution service income.

Costs

Total costs were HK$1,536.2 million (US$196.7 million), an increase of 54.2% from HK$996.1 million in 2022.

Brokerage commission and handling charge expenses were HK$249.6 million (US$32.0 million), a decrease of 24.3% from HK$329.8 million in 2022. This was attributable to lower trading volume and cost savings from our U.S. self-clearing business.

Interest expenses were HK$910.8 million (US$116.6 million), an increase of 211.4% from HK$292.5 million in 2022. The increase was mainly driven by higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$375.9 million (US$48.1 million), an increase of 0.6% from HK$373.8 million in 2022.

Gross Profit

Total gross profit was HK$8,472.2 million (US$1,084.7 million), an increase of 28.0% from HK$6,617.9 million in 2022. Gross profit margin declined from 86.9% in 2022 to 84.7% in 2023.

Operating Expenses

Total operating expenses were HK$3,464.7 million (US$443.6 million), an increase of 13.6% from HK$3,049.0 million in 2022.

Research and development expenses were HK$1,440.9 million (US$184.5 million), an increase of 17.9% from HK$1,222.1 million in 2022. The increase was primarily due to an increase in research and development headcount.

Selling and marketing expenses were HK$710.3 million (US$90.9 million), a decrease of 20.7% from HK$895.8 million in 2022. The decrease was mainly due to slower paying client growth and lower customer acquisition costs.

General and administrative expenses were HK$1,313.5 million (US$168.2 million), an increase of 41.1% from HK$931.1 million in 2022. The increase was primarily due to an increase in headcount for general and administrative personnel, especially in new markets.

Income from Operations

Income from operations increased by 40.3% to HK$5,007.5 million (US$641.1 million) from HK$3,568.9 million in 2022. Operating margin increased to 50.0% from 46.9% in 2022 primarily due to strong topline growth and operating leverage.

Net Income

Net income increased by 46.2% to HK$4,278.9 million (US$547.8 million) from HK$2,926.9 million in 2022.

Non-GAAP adjusted net income increased by 45.9% to HK$4,569.8 million (US$585.1 million) from HK$3,131.4 million in 2022. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$31.00 (US$3.97), compared with HK$20.55 in 2022. Diluted net income per ADS was HK$30.59 (US$3.92), compared with HK$20.34 in 2022. Each ADS represents eight Class A ordinary shares.

New Share Repurchase Program

The Company announced its US$500 million share repurchase program in March 2022, and by 2023 year-end, the expiration date, the Company had repurchased an aggregate of 11 million ADSs with approximately US$365 million in open market transactions. In addition, the Company's board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$500 million worth of its ADSs, until December 31, 2025. The Company plans to fund the repurchases from its existing cash balance.

Under the new share repurchase program, Futu may repurchase its ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Futu's board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Thursday, March 14, 2023, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register.vevent.com/register/BI6ca5f071faa5463a85ad66444ee71849.

It will automatically lead to the registration page of "Futu Holdings Ltd Fourth Quarter and Full Year 2023 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8109 to US$1.00, the noon buying rate in effect on December 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2022	2023	2023
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	5,028,898	4,937,538	632,134
Cash held on behalf of clients	50,685,472	44,369,310	5,680,435
Restricted cash	1,215	1,232	158
Term deposit	5,860	5,540	709
Short-term investments	675,064	3,114,613	398,752
Securities purchased under agreements to resell	32,000	133,039	17,032
Loans and advances-current (net of allowance of HK$27,840 thousand and HK$45,949 thousand as of December 31, 2022 and December 31, 2023, respectively)	26,676,358	32,528,421	4,164,491
Receivables:
Clients	513,358	293,505	37,576
Brokers	5,914,963	5,189,155	664,348
Clearing organizations	3,066,953	4,244,793	543,445
Fund management companies and fund distributors	79,086	151,691	19,420
Interest	254,310	268,504	34,376
Prepaid assets	28,507	54,691	7,002
Other current assets	102,258	135,479	17,345
Total current assets	93,064,302	95,427,511	12,217,223

Operating lease right-of-use assets	196,864	224,092	28,690
Long-term investments	239,694	238,556	30,541
Loans and advances-non-current	36,765	18,934	2,424
Other non-current assets	965,205	1,226,754	157,055
Total non-current assets	1,438,528	1,708,336	218,710
Total assets	94,502,830	97,135,847	12,435,933

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2022	2023	2023
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	52,725	69,018	8,836
Payables:
Clients	57,209,066	48,762,263	6,242,848
Brokers	11,815,274	15,648,286	2,003,391
Clearing organizations	51,867	24,096	3,085
Fund management companies and fund distributors	90,801	175,575	22,478
Interest	9,864	44,109	5,647
Borrowings	2,480,532	5,651,565	723,549
Lease liabilities-current	109,416	114,682	14,682
Accrued expenses and other current liabilities	1,706,159	1,939,004	248,243
Total current liabilities	73,525,704	72,428,598	9,272,759

Lease liabilities-non-current	101,727	123,335	15,789
Other non-current liabilities	13,620	12,183	1,560
Total non-current liabilities	115,347	135,518	17,349
Total liabilities	73,641,051	72,564,116	9,290,108

SHAREHOLDERS’ EQUITY
Class A ordinary shares	68	71	9
Class B ordinary shares	29	27	3
Additional paid-in capital	18,154,442	18,456,438	2,362,908
Treasury Stock	(4,324,565)	(5,199,257)	(665,641)
Accumulated other comprehensive loss	(47,846)	(49,433)	(6,329)
Retained earnings	7,079,416	11,360,890	1,454,492
Total shareholders' equity	20,861,544	24,568,736	3,145,442

Non-controlling interest	235	2,995	383
Total equity	20,861,779	24,571,731	3,145,825
Total liabilities and equity	94,502,830	97,135,847	12,435,933

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	1,048,592	903,999	115,736	4,007,642	3,944,779	505,035
Interest income	1,137,843	1,331,945	170,524	3,214,327	5,536,422	708,807
Other income	94,284	137,318	17,580	392,058	527,217	67,498
Total revenues	2,280,719	2,373,262	303,840	7,614,027	10,008,418	1,281,340
Costs
Brokerage commission and handling charge expenses	(63,994)	(59,166)	(7,575)	(329,789)	(249,567)	(31,951)
Interest expenses	(181,978)	(270,784)	(34,667)	(292,503)	(910,759)	(116,601)
Processing and servicing costs	(96,198)	(103,539)	(13,256)	(373,840)	(375,904)	(48,126)
Total costs	(342,170)	(433,489)	(55,498)	(996,132)	(1,536,230)	(196,678)
Total gross profit	1,938,549	1,939,773	248,342	6,617,895	8,472,188	1,084,662

Operating expenses
Research and development expenses	(334,464)	(363,132)	(46,490)	(1,222,077)	(1,440,893)	(184,472)
Selling and marketing expenses	(153,080)	(182,461)	(23,360)	(895,772)	(710,348)	(90,943)
General and administrative expenses	(330,342)	(370,397)	(47,421)	(931,144)	(1,313,464)	(168,158)
Total operating expenses	(817,886)	(915,990)	(117,271)	(3,048,993)	(3,464,705)	(443,573)

Income from operations	1,120,663	1,023,783	131,071	3,568,902	5,007,483	641,089

Others, net	8,880	(16,749)	(2,144)	(210,295)	33,442	4,281

Income before income tax expense and share of loss from equity method investments	1,129,543	1,007,034	128,927	3,358,607	5,040,925	645,370

Income tax expense	(166,390)	(125,812)	(16,107)	(413,962)	(748,479)	(95,825)
Share of loss from equity method investments	(4,428)	(4,836)	(619)	(17,752)	(13,497)	(1,728)

Net income	958,725	876,386	112,201	2,926,893	4,278,949	547,817

Attributable to:
Ordinary shareholders of the Company	958,776	878,225	112,436	2,926,944	4,281,474	548,140
Non-controlling interest	(51)	(1,839)	(235)	(51)	(2,525)	(323)
	958,725	876,386	112,201	2,926,893	4,278,949	547,817

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.86	0.80	0.10	2.57	3.88	0.50
Diluted	0.85	0.79	0.10	2.54	3.82	0.49

Net income per ADS
Basic	6.88	6.40	0.82	20.55	31.00	3.97
Diluted	6.80	6.31	0.81	20.34	30.59	3.92

Weighted average number of ordinary shares used in computing net income per share
Basic	1,115,322,083	1,097,155,166	1,097,155,166	1,139,377,763	1,104,899,411	1,104,899,411
Diluted	1,127,497,510	1,112,774,804	1,112,774,804	1,151,021,697	1,119,653,571	1,119,653,571

Net income	958,725	876,386	112,201	2,926,893	4,278,949	547,817
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	2,802	81,589	10,446	(123,840)	(1,587)	(203)
Total comprehensive income	961,527	957,975	122,647	2,803,053	4,277,362	547,614

Attributable to:
Ordinary shareholders of the Company	961,560	959,786	122,879	2,803,086	4,279,887	547,937
Non-controlling interest	(33)	(1,811)	(232)	(33)	(2,525)	(323)
	961,527	957,975	122,647	2,803,053	4,277,362	547,614

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	HK$	HK$	US$	HK$	HK$	US$
Net income	958,725	876,386	112,201	2,926,893	4,278,949	547,817
Add: Share-based compensation expenses	55,824	74,077	9,484	204,529	290,831	37,234
Adjusted net income	1,014,549	950,463	121,685	3,131,422	4,569,780	585,051

Non-GAAP to GAAP reconciling items have no income tax effect.